Exhibit 3.3

Amendments to Amended and Restated By-laws of Hudson Global, Inc.

Sections 1 and 16 of Article III of the Amended and Restated By-laws of Hudson Global, Inc. are hereby amended and restated in their entirety to read as follows:

Section 1.          The number of directors constituting the entire board of directors shall be fixed, and may be increased or decreased from time to time, exclusively by resolutions of the board of directors, and such number shall never be more than eleven nor less than five.

The board of directors shall be elected as provided in the certificate of incorporation. The term "entire board of directors" means the total number of directors which the Corporation would have if there were no vacancies.

A director shall hold office until the annual meeting of stockholders for the year in which his or her term expires and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office. Notwithstanding the foregoing, a director who is also an employee of the Corporation shall cease to be a director on the date such employee’s employment by the Corporation is terminated for any reason without further action by the Corporation.

Section 16.          Subject to the rights, if any, of the holders of shares of Preferred Stock then outstanding, any or all of the directors of the Corporation may be removed from office only in accordance with the certificate of incorporation.